Exhibit 99.1

16 April 2007

Westpac Banking Corporation announces convertible notes issue

Westpac Banking Corporation has entered into a subscription agreement today for a proposed private placement of A$1bn unsecured, unsubordinated, redeemable convertible notes through Credit Suisse (Sydney branch) as dealer.

The notes will only be offered to professional investors and will not be listed. The notes will have an issue price of A$100,000 per note.

The coupon on the notes will be referenced to a 6 monthly BBSW rate and is payable semi-annually. The coupon is expected to be fully franked.

Unless redeemed early, the notes will mature on the 5th anniversary of the issue date. Westpac may elect to redeem the notes after the occurrence of certain early termination events or upon providing at least 30 business days’ notice to holders of the notes. Holders of the notes can also request to terminate their holding on at least 30 business days’ notice.

Westpac can elect to satisfy redemption or termination in cash, or by converting the notes into Westpac ordinary shares or, in certain circumstances, by issuing a substitute debt security for the remainder of the term of the original note.

If the notes are converted into shares, the number of shares issued will be determined by reference to the average of the daily volume weighted average sale prices of Westpac’s ordinary shares traded on ASX during the 20 business days prior to conversion.

The issue does not constitute regulatory capital and the proceeds will be used for general funding purposes. No shareholder approval is required for this proposed issue.

This press release is for information only and does not constitute an offer of any securities for sale.

This press release is not an offer of the notes for sale in the United States.  The notes have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration.

Ends.

For Further Information

David Lording

Media Relations

Westpac Banking Corporation

Ph: 02 8253 3510

www.westpac.com.au